October 31, 2019

Todd Franklin Watanabe
Chief Executive Officer
Arcutis, Inc.
2945 Townsgate Rd., Suite 110
Westlake Village
CA 91361

       Re: Arcutis, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 21, 2019
           CIK No. 0001787306

Dear Mr. Watanabe:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Overview, page 1

1. We note your revised disclosure in response to comment 1. Please further revise your disclosure to more broadly acknowledge the widespread use of accepted treatments for the applications that you are considering. In addition, please remove references to the relative safety and efficacy of various treatments, as safety and efficacy are uniquely within the purview of the FDA.
 Todd Franklin Watanabe
Arcutis, Inc.
October 31, 2019
Page 2

        You may contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTodd Franklin Watanabe                 Sincerely,
Comapany NameArcutis, Inc.
                                                         Division of
Corporation Finance
October 31, 2019 Page 2                                  Office of Life
Sciences
FirstName LastName